Subject to Completion Preliminary Term Sheet dated July 24, 2018
Filed Pursuant to Rule 433
Registration Statement No. 333-215597
(To Prospectus dated February 1, 2017,
Prospectus Supplement dated February 13, 2017 and
Product Prospectus Supplement EQUITY SUN-1 dated
July 24, 2018)

Units $10 principal amount per unit CUSIP No.	Pricing Date* Settlement Date* Maturity Date*	July , 2018 August , 2018 October , 2019
*Subject to change based on the actual date the notes are priced for initial sale to the public (the "pricing date")

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket
▪   Maturity of approximately 14 months
▪   If the Basket is flat or increases up to the Step Up Value, a return of [12.00% to 16.00%]
▪   If the Basket increases above the Step Up Value, a return equal to the percentage increase in the Basket
▪   1-to-1 downside exposure to decreases in the Basket, with up to 100.00% of your principal at risk
▪   The Basket will be comprised of the Hang Seng China Enterprises Index, the Taiwan Stock Exchange Capitalization Weighted Stock Index, the KOSPI 200 Index, the iShares® MSCI India ETF and the WisdomTree India Earnings Fund. The Hang Seng China Enterprises Index will be given an initial weight of 30.00%, the Taiwan Stock Exchange Capitalization Weighted Stock Index will be given an initial weight of 25.00%, the KOSPI 200 Index will be given an initial weight of 20.00%, the iShares® MSCI India ETF will be given an initial weight of 15.00% and the WisdomTree India Earnings Fund will be given an initial weight of 10.00%
▪   All payments occur at maturity and are subject to the credit risk of The Bank of Nova Scotia
▪   No periodic interest payments
▪   In addition to the underwriting discount set forth below, the notes include a hedging-related charge of $0.075 per unit. See “Structuring the Notes”
▪   Limited secondary market liquidity, with no exchange listing
▪   The notes are unsecured debt securities and are not savings accounts or insured deposits of a bank. The notes are not insured or guaranteed by the Canada Deposit Insurance Corporation (the “CDIC”), the U.S. Federal Deposit Insurance Corporation (the “FDIC”), or any other governmental agency of Canada, the United States or any other jurisdiction

The notes are being issued by The Bank of Nova Scotia (“BNS”). There are important differences between the notes and a conventional debt security, including different investment risks and certain additional costs. See “Risk Factors” and “Additional Risk Factors” beginning on page TS-6 of this term sheet and “Risk Factors” beginning on page PS-7 of product prospectus supplement EQUITY SUN-1.
The initial estimated value of the notes as of the pricing date is expected to be between $9.50 and $9.80 per unit, which is less than the public offering price listed below. See “Summary” on the following page, “Risk Factors” beginning on page TS-6 of this term sheet and “Structuring the Notes” on page TS-27 of this term sheet for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.
_________________________
None of the U.S. Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus (as defined below) is truthful or complete. Any representation to the contrary is a criminal offense.
_________________________
	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$ 0.20	$
Proceeds, before expenses, to BNS	$ 9.80	$

(1)
For any purchase of 500,000 units or more in a single transaction by an individual investor or in combined transactions with the investor’s household in this offering, the public offering price and the underwriting discount will be $9.95 per unit and $0.15 per unit, respectively. See “Supplement to the Plan of Distribution” below.

The notes:
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

Merrill Lynch & Co.
July     , 2018

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019

Summary
The Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October  , 2019 (the “notes”) are our senior unsecured debt securities. The notes are not guaranteed or insured by the CDIC or the FDIC, and are not, either directly or indirectly, an obligation of any third party. The notes will rank equally with all of our other unsecured senior debt. Any payments due on the notes, including any repayment of principal, will be subject to the credit risk of BNS. The notes provide you with a Step Up Payment if the Ending Value of the Market Measure, which is the Asian equity index and ETF Basket described below (the “Basket”), is equal to or greater than the Starting Value, but not greater than the Step Up Value. If the Ending Value is greater than the Step Up Value, you will participate on a 1-for-1 basis in the increase in the level of the Basket above the Starting Value. If the Ending Value is less than the Starting Value, you will lose all or a portion of the principal amount of your notes. Any payments on the notes will be calculated based on the $10 principal amount per unit and will depend on the performance of the Basket, subject to our credit risk. See “Terms of the Notes” below.
The Basket will be comprised of the Hang Seng China Enterprises Index, the Taiwan Stock Exchange Capitalization Weighted Stock Index, the KOSPI 200 Index, the iShares® MSCI India ETF and the WisdomTree India Earnings Fund (each a “Basket Component”). We refer to each of the first three Basket Components described in the preceding sentence as an “Index,” and to each of the other two Basket Components as an “Underlying Fund.” On the pricing date the Hang Seng China Enterprises Index will be given an initial weight of 30.00%, the Taiwan Stock Exchange Capitalization Weighted Stock Index will be given an initial weight of 25.00%, the KOSPI 200 Index will be given an initial weight of 20.00%, the iShares® MSCI India ETF will be given an initial weight of 15.00% and the WisdomTree India Earnings Fund will be given an initial weight of 10.00%.
The economic terms of the notes (including the Step Up Payment) are based on our internal funding rate, which is the rate we would pay to borrow funds through the issuance of market-linked notes, and the economic terms of certain related hedging arrangements.  Our internal funding rate is typically lower than the rate we would pay when we issue conventional fixed rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charge described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes on the pricing date. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes.
On the cover page of this term sheet, we have provided the initial estimated value range for the notes. This range of estimated values was determined by reference to our internal pricing models, which take into consideration certain factors, such as our internal funding rate on the pricing date and our assumptions about market parameters. For more information about the initial estimated value and the structuring of the notes, see “Structuring the Notes” on page TS-26.
Terms of the Notes		Redemption Amount Determination
Issuer:	The Bank of Nova Scotia (“BNS”)	On the maturity date, you will receive a cash payment per unit determined as follows:
Principal Amount:	$10.00 per unit
Term:	Approximately 14 months
Market Measure:
An Asian equity index and ETF Basket comprised of the Hang Seng China Enterprises Index (Bloomberg symbol: “HSCEI”), the Taiwan Stock Exchange Capitalization Weighted Stock Index (Bloomberg symbol: “TWSE”), the KOSPI 200 Index (Bloomberg symbol: “KOSPI2”), the iShares® MSCI India ETF (Bloomberg symbol: “INDA”) and the WisdomTree India Earnings Fund (Bloomberg symbol: “EPI”).

Starting Value:	The Starting Value will be set to 100.00 on the pricing date.
Ending Value:
The value of the Market Measure on the scheduled calculation day, as described under “The Basket” on page TS-8. The calculation day is subject to postponement in the event of Market Disruption Events, as described on page PS-28 of product prospectus supplement EQUITY SUN-1.

Step Up Value:	[112.00% to 116.00%] of the Starting Value. The actual Step Up Value will be determined on the pricing date.
Step Up Payment:	[$1.20 to $1.60] per unit, which represents a return of [12.00% to 16.00%] over the principal amount. The actual Step Up Payment will be determined on the pricing date.
Threshold Value:	100.00% of the Starting Value.
Calculation Day:	Approximately the fifth scheduled Market Measure Business Day immediately preceding the maturity date.
Fees and Charges:	The underwriting discount of $0.20 per unit listed on the cover page and the hedging related charge of $0.075 per unit described in “Structuring the Notes” on page TS-27.
Calculation Agent:	Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”).

Market-Linked Step Up Notes	TS-2

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The terms and risks of the notes are contained in this term sheet and in the following:
▪	Product prospectus supplement EQUITY SUN-1 dated July 24, 2018: http://www.sec.gov/Archives/edgar/data/9631/000091412118001349/bn48109837-424b5.htm

▪	Prospectus supplement dated February 13, 2017: http://www.sec.gov/Archives/edgar/data/9631/000110465917008642/a17-4372_1424b3.htm

▪	Prospectus dated February 1, 2017: http://www.sec.gov/Archives/edgar/data/9631/000119312517027656/d338678d424b3.htm
These documents (together, the “Note Prospectus”) have been filed as part of a registration statement with the SEC, which may, without cost, be accessed on the SEC website as indicated above or obtained from MLPF&S by calling 1-800-294-1322. Before you invest, you should read the Note Prospectus, including this term sheet, for information about us and this offering.  Any prior or contemporaneous oral statements and any other written materials you may have received are superseded by the Note Prospectus. Capitalized terms used but not defined in this term sheet have the meanings set forth in product prospectus supplement EQUITY SUN-1. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BNS.

Investor Considerations
You may wish to consider an investment in the notes if:	The notes may not be an appropriate investment for you if:
▪ You anticipate that the value of the Basket will not decrease from the Starting Value to the Ending Value.
▪ You are willing to risk a substantial or entire loss of principal if the value of the Basket decreases from the Starting Value to the Ending Value.
▪ You are willing to forgo the interest payments that are paid on conventional interest bearing debt securities.
▪ You are willing to forgo dividends or other benefits of owning the stocks or Underlying Funds included in the Basket Components.
▪ You are willing to accept a limited or no market for sales prior to maturity, and understand that the market prices for the notes, if any, will be affected by various factors, including our actual and perceived creditworthiness, our internal funding rate and fees and charges on the notes.
▪ You are willing to assume our credit risk, as issuer of the notes, for all payments under the notes, including the Redemption Amount.

▪ You believe that the value of the Basket will decrease from the Starting Value to the Ending Value or that it will not increase sufficiently over the term of the notes to provide you with your desired return.
▪ You seek principal repayment or preservation of capital.
▪ You seek interest payments or other current income on your investment.
▪ You want to receive dividends or other distributions paid on the stocks or Underlying Funds included in the Basket Components.
▪ You seek an investment for which there will be a liquid secondary market.
▪ You are unwilling or are unable to take market risk on the notes or to take our credit risk as issuer of the notes.

We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.
Market-Linked Step Up Notes	TS-3

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Hypothetical Payout Profile and Examples of Payments at Maturity
The graph below is based on hypothetical numbers and values.
Market-Linked Step Up Notes
This graph reflects the returns on the notes, based on the Threshold Value of 100.00% of the Starting Value, a hypothetical Step Up Payment of $1.40 per unit (the midpoint of the Step Up Payment range of [$1.20 to $1.60]) and a hypothetical Step Up Value of 114.00% of the Starting Value (the midpoint of the Step Up Value range of [112.00% to 116.00%]). The green line reflects the returns on the notes, while the dotted gray line reflects the returns of a hypothetical direct investment in the Basket Components or the stocks included in the Basket Components, excluding dividends.

This graph has been prepared for purposes of illustration only.

The following table and examples are for purposes of illustration only.  They are based on hypothetical values and show hypothetical returns on the notes. They illustrate the calculation of the Redemption Amount and total rate of return based on the Starting Value of 100.00, the Threshold Value of 100.00, a hypothetical Step Up Value of 114.00, a hypothetical Step Up Payment of $1.40 per unit and a range of hypothetical Ending Values. The actual amount you receive and the resulting total rate of return will depend on the actual Ending Value, Step Up Value, Step Up Payment, and whether you hold the notes to maturity. The following examples do not take into account any tax consequences from investing in the notes.
For recent hypothetical values of the Basket, see “The Basket” section below. For recent actual levels of the Basket Components, see “The Basket Components” section below. Each Basket Component is a price return index and as such the Ending Value will not include any income generated by dividends paid on the Underlying Funds or the stocks included in any of the Basket Components, which you would otherwise be entitled to receive if you invested in those securities directly. In addition, all payments on the notes are subject to issuer credit risk.
Ending Value	Percentage Change from the Starting Value to the Ending Value	Redemption Amount per Unit	Total Rate of Return on the Notes
0.00	-100.00%	$0.00	-100.00%
50.00	-50.00%	$5.00	-50.00%
80.00	-20.00%	$8.00	-20.00%
90.00	-10.00%	$9.00	-10.00%
94.00	-6.00%	$9.40	-6.00%
97.00	-3.00%	$9.70	-3.00%
100.00(1)	0.00%	$11.40(2)	14.00%
102.00	2.00%	$11.40	14.00%
105.00	5.00%	$11.40	14.00%
110.00	10.00%	$11.40	14.00%
114.00(3)	14.00%	$11.40	14.00%
120.00	20.00%	$12.00	20.00%
130.00	30.00%	$13.00	30.00%
132.00	32.00%	$13.20	32.00%
140.00	40.00%	$14.00	40.00%
150.00	50.00%	$15.00	50.00%
160.00	60.00%	$16.00	60.00%
(1)	The Starting Value and Threshold Value will be set to 100.00 on the pricing date.
(2)	This amount represents the sum of the principal amount and the hypothetical Step Up Payment of $1.40.
(3)	This is the hypothetical Step Up Value.

Market-Linked Step Up Notes	TS-4

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Redemption Amount Calculation Examples

Example 1
The Ending Value is 90.00, or 90.00% of the Starting Value:
Starting Value:	100.00
Threshold Value:	100.00
Ending Value:	90.00

Redemption Amount per unit

Example 2
The Ending Value is 110.00, or 110.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	114.00
Ending Value:	110.00

Redemption Amount per unit, the principal amount plus the Step Up Payment, since the Ending Value is equal to or greater than the Starting Value, but less than the Step Up Value.

Example 3
The Ending Value is 132.00, or 132.00% of the Starting Value:
Starting Value:	100.00
Step Up Value:	114.00
Ending Value:	132.00

Redemption Amount per unit

Market-Linked Step Up Notes	TS-5

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Risk Factors
There are important differences between the notes and a conventional debt security.  An investment in the notes involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the notes in the “Risk Factors” sections beginning on page PS-7 of product prospectus supplement EQUITY SUN-1, page S-2 of the prospectus supplement, and page 6 of the prospectus identified above. We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the notes.

▪	Depending on the performance of the Basket as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

▪	Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

▪	Your investment return may be less than a comparable investment directly in the securities included in the Basket Components.

▪
Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes. If we become insolvent or are unable to pay our obligations, you may lose your entire investment.

▪
Our initial estimated value of the notes will be lower than the public offering price of the notes. Our initial estimated value of the notes is only an estimate. The public offering price of the notes will exceed our initial estimated value because it includes costs associated with selling and structuring the notes, as well as hedging our obligations under the notes with a third party, which may include MLPF&S or one of its affiliates. These costs include the underwriting discount and an expected hedging related charge, as further described in “Structuring the Notes” on page TS-27.

▪
Our initial estimated value of the notes does not represent future values of the notes and may differ from others’ estimates. Our initial estimated value of the notes is determined by reference to our internal pricing models when the terms of the notes are set.  These pricing models consider certain factors, such as our internal funding rate on the pricing date, the expected term of the notes, market conditions and other relevant factors existing at that time, and our assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors.  Different pricing models and assumptions could provide valuations for the notes that are different from our initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any of our assumptions may prove to be incorrect.  On future dates, the market value of the notes could change significantly based on, among other things, the performance of the Basket, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors.  These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways. Our initial estimated value does not represent a minimum price at which we or any agents would be willing to buy your notes in any secondary market (if any exists) at any time.

▪
Our initial estimated value is not determined by reference to credit spreads or the borrowing rate we would pay for our conventional fixed-rate debt securities. The internal funding rate used in the determination of our initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for our conventional fixed-rate debt securities. If we were to use the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for the notes would have an adverse effect on the economic terms of the notes, the initial estimated value of the notes on the pricing date, and the price at which you may be able to sell the notes in any secondary market.

▪
A trading market is not expected to develop for the notes. Neither we nor MLPF&S is obligated to make a market for, or to repurchase, the notes. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market.

▪
Our business, hedging and trading activities, and those of MLPF&S and our respective affiliates (including trades in shares of companies included in the Basket Components), and any hedging and trading activities we, MLPF&S or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

▪	Changes in the level of one of the Basket Components may be offset by changes in the levels of the other Basket Components.

▪	An index publisher may adjust the relevant Basket Component in a way that affects its level, and these publishers have no obligation to consider your interests.

▪
A sponsor, publisher, or investment adviser of an Underlying Fund or an index underlying an Underlying Fund (an “Underlying Index”) may adjust the relevant Basket Component or its Underlying Index in a way that affects its value, and these sponsors, publishers and investment advisers have no obligation to consider your interests.

▪	The performance of an Underlying Fund and the performance of its Underlying Index may vary.

Market-Linked Step Up Notes	TS-6

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019

▪
You will have no rights that a holder of an Underlying Fund or the securities represented by Basket Components would have, you will have no rights to receive any of the Underlying Funds or the securities represented by Basket Components, and you will not be entitled to dividends or other distributions by the issuers of these securities.

▪	Since the Basket Components are comprised of equity securities traded on foreign exchanges, your return may be affected by factors affecting international securities markets.
▪	There are liquidity and management risks associated with an Underlying Fund.
▪	Since the Underlying Funds hold underlying assets traded on foreign exchanges, time zone differences may create discrepancies between the values of those underlying assets and the value of the notes.

▪
While we, MLPF&S or our respective affiliates may from time to time own securities of companies included in the Basket Components, we, MLPF&S and our respective affiliates do not control any company included in the Basket Components, and have not verified any disclosure made by any other company.

▪
Your return on the notes may be affected by factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components. In addition, you will not obtain the benefit of any increase in the value of the currencies in which securities in the Indices trade against the U.S. dollar, which you would have received if you had owned the securities in the Indices during the term of your notes, although the value of the Basket may be adversely affected by general exchange rate movements in the market.

▪	There may be potential conflicts of interest involving the calculation agent, which is MLPF&S. We have the right to appoint and remove the calculation agent.

▪	The U.S. federal income tax consequences of the notes are uncertain, and may be adverse to a holder of the notes. See “Summary of U.S. Federal Income Tax Consequences” below.

▪
The conclusion that no portion of the interest paid or credited or deemed to be paid or credited on a note will be “Participating Debt Interest” subject to Canadian withholding tax is based in part on the current published administrative position of the CRA.  There cannot be any assurance that CRA’s current published administrative practice will not be subject to change, including potential expansion in the current administrative interpretation of Participating Debt Interest subject to Canadian withholding tax.  If, at any time, the interest paid or credited or deemed to be paid or credited on a note is subject to Canadian withholding tax, you will receive an amount that is less than the Redemption Amount. You should consult your own adviser as to the potential for such withholding and the potential for reduction or refund of part or all of such withholding, including under any bilateral Canadian tax treaty the benefits of which you may be entitled. For a discussion of the Canadian federal income tax consequences of investing in the notes, see “Summary of Canadian Federal Income Tax Consequences” below, “Canadian Taxation—Debt Securities” on page 50 of the prospectus dated February 1, 2017, and “Supplemental Discussion of Canadian Federal Income Tax Consequences” on page PS-42 of product prospectus supplement EQUITY SUN-1.

Additional Risk Factors
The stocks included in each Basket Component that is an Index are concentrated in a limited number of companies.

As of July 17, 2018, the top 10 companies constituted approximately 60.62% of the Hang Seng China Enterprises Index, 49.95% of the KOSPI 200 Index, and 40.67% of the Taiwan Stock Exchange Capitalization Weighted Stock Index. In addition, as of July 17, 2018, Samsung Electronics Co., Ltd. constituted 25.69% of the KOSPI 200 Index, and Taiwan Semiconductor Manufacturing Company, Limited constituted 17.93% of the Taiwan Stock Exchange Capitalization Weighted Stock Index. The Hang Seng China Enterprises Index’s index methodology permits one or more companies to have a weighting of up to 10% in the Hang Seng China Enterprises Index. Accordingly, any negative developments with respect to a relatively small number of companies may have a significant and adverse effect on the level of these indices, and consequently on the value of the notes.
Other Terms of the Notes
Market Measure Business Day

The following definition shall supersede and replace the definition of a “Market Measure Business Day” set forth in product prospectus supplement EQUITY SUN-1.
A “Market Measure Business Day” means a day on which:
(A)
each of the Stock Exchange of Hong Kong (as to the Hang Seng China Enterprises Index), the KOSPI Market (as to the KOSPI 200 Index), and the Taiwan Stock Exchange (as to the Taiwan Stock Exchange Capitalization Weighted Stock Index) (or any successor to the foregoing exchanges) are open for trading; and

(B)	the Basket Components or any successors thereto are calculated and published.

Market-Linked Step Up Notes	TS-7

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The Basket
The Basket is designed to allow investors to participate in the percentage changes in the levels of the Basket Components from the Starting Value to the Ending Value of the Basket. The Basket Components are described in the section “The Basket Components” below. Each Basket Component will be assigned an initial weight on the pricing date, as set forth in the table below.
For more information on the calculation of the value of the Basket, please see the section entitled “Description of the Notes—Basket Market Measures” beginning on page PS-35 of product prospectus supplement EQUITY SUN-1.
If July 17, 2018 were the pricing date, for each Basket Component, the Initial Component Weight, the closing level, the hypothetical Component Ratio and the initial contribution to the Basket value would be as follows:
Basket Component	Bloomberg Symbol	Initial Component Weight	Closing Level or Closing Market Price(1)(2)	Hypothetical Component Ratio(1)(3)	Initial Basket Value Contribution
Hang Seng China Enterprises Index	HSCEI	30.00%	10,591.72	0.00283240	30.00
Taiwan Stock Exchange Weighted Index	TWSE	25.00%	10,778.99	0.00231933	25.00
KOSPI 200 Index	KOSPI2	20.00%	296.88	0.06736729	20.00
iShares® MSCI India ETF	INDA	15.00%	$34.37	0.43642712	15.00
WisdomTree India Earnings Fund	EPI	10.00%	$25.83	0.38714673	10.00
				Starting Value	100.00

(1)
The actual closing level (or Closing Market Price, as applicable) of each Basket Component and the resulting actual Component Ratios will be determined on the pricing date, subject to adjustment as more fully described in the section entitled “Description of the Notes — Basket Market Measures — Determination of the Component Ratio for Each Basket Component” beginning on page PS-36 of product prospectus supplement EQUITY SUN-1 if a Market Disruption Event occurs on the pricing date as to any Basket Component.

(2)	These were the closing levels (or Closing Market Prices, as applicable) of the Basket Components on July 17, 2018.

(3)
Each hypothetical Component Ratio equals the Initial Component Weight of the relevant Basket Component (as a percentage) multiplied by 100, and then divided by the closing level of that Basket Component on July 17, 2018 and rounded to eight decimal places.

The calculation agent will calculate the Ending Value of the Basket on the calculation day by summing the products of the closing level for each Basket Component on that day and the Component Ratio applicable to such Basket Component. If a Market Disruption Event occurs as to any Basket Component on the scheduled calculation day, the closing level of that Basket Component will be determined as more fully described in the section entitled “Description of the Notes—Basket Market Measures—Observation Level or Ending Value of the Basket” beginning on page PS-37 of product prospectus supplement EQUITY SUN-1.
Market-Linked Step Up Notes	TS-8

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
While actual historical information on the Basket will not exist before the pricing date, the following graph sets forth the hypothetical historical performance of the Basket from February 3, 2012 through July 17, 2018.  The graph is based upon actual daily historical levels of the Basket Components, hypothetical Component Ratios based on the closing levels of the Basket Components as of February 3, 2012 and a Basket value of 100.00 as of that date. This hypothetical historical data on the Basket is not necessarily indicative of the future performance of the Basket or what the value of the notes may be. Any hypothetical historical upward or downward trend in the value of the Basket during any period set forth below is not an indication that the value of the Basket is more or less likely to increase or decrease at any time over the term of the notes.
Hypothetical Historical Performance of the Basket

140
120
100
80
60
40
20
0
Jan-12
Jul-12
Jan-13
Jul-13
Jan-14
Jul-14
Jan-15
Jul-15
Jan-16
Jul-16
Jan-17
Jul-17
Jan-18
Jul-18

Market-Linked Step Up Notes	TS-9

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The Basket Components
All disclosures contained in this term sheet regarding the Basket Components, including, without limitation, their make-up, method of calculation, and changes in their components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by each of the index sponsors discussed below and by each of the Underlying Funds.
Any of the Basket Components may be changed or discontinued at any time. The consequences of any index sponsor or any Underlying Fund discontinuing publication of a Basket Component are discussed in the section entitled “Description of the Notes—Discontinuance of an Index” beginning on page PS-30 of product prospectus supplement EQUITY SUN-1 and in the section entitled “Description of the Notes—Discontinuance of or Material Change to an Underlying Fund” beginning on page PS-34 of product prospectus supplement EQUITY SUN-1. None of us, the calculation agent, or MLPF&S accepts any responsibility for the calculation, maintenance or publication of any Basket Component or any successor index.
Under the Securities Exchange Act of 1934 and the Investment Company Act of 1940, each as amended, information and reports are filed with the SEC as to each of the Basket Components that are Underlying Funds.  These information and reports can be located at the SEC’s facilities or through the SEC’s website.  We have not independently verified the accuracy or completeness of the information or reports.
The Hang Seng China Enterprises Index
The Hang Seng China Enterprises Index (the “HSCEI”) was launched on August 8, 1994 as a free float adjusted market-capitalization weighted index and consist of stocks listed on the Main Board of the Stock Exchange of Hong Kong (the “HKSE”), including H-shares, Red-chips and P-chips. With the launch of the 200-stock Hang Seng Composite Index (the “HSCI”) on October 3, 2001, the HSCEI became part of the Hang Seng Composite Index Series (the “HSCI Series”). HSCEI serves as a benchmark that reflects the overall performance of Mainland securities listed in Hong Kong. The Hang Seng China Enterprises Index is reported by Bloomberg under the ticker symbol “HSCEI.”
Standards for Listing and Maintenance
Mainland securities primarily listed on the main board of the HKSE are eligible to be included in the HSCEI, excluding stocks that are secondary listings, preference shares, debt securities, mutual funds and other derivatives. In addition, to be eligible for selection in the HSCEI, a stock: (1) should be listed for at least one month by the review cut-off date; and (2) must satisfy the turnover screening requirements. In order to pass the turnover requirements, stocks that are already included in the HSCEI must have a turnover velocity of at least 0.1% for at least 10 out of the past 12 months. In the case that an existing stock fails the turnover requirements, each failing month will be examined. If the aggregate turnover in a failing month is among the top 90% of the total market, the stock will nonetheless satisfy the turnover requirements for that particular month, and the month can be considered in determining if a stock passes the overall turnover requirements. To be added to the HSCEI a stock must have a turnover velocity of at least 0.1% for at least 10 out of the past 12 months and for each of the most recent three months. Turnover velocity is calculated by dividing the median of the daily trades shares during a specific calendar month by the free float adjusted issued shares at the end of that month. For Red-chips and P-chips to be eligible for selection in the HSCEI, the following additional criterial must be met: (1) if listed through an IPO, the stock should have been listed for at least three years and, if stock listed through a backdoor listing, the stock should have been listed for at least six years; (2) the past one-month, three-month and 12-month historical price volatility of a stock should not be greater than three times the historical price volatility of the HSCEI for the respective period; (3) the stock was not suspended for a month in the past one month before the relevant review cut-off date; and (4) net profit attributable to equity holders, net cash generated from operating activities and cash dividends were greater than zero for three consecutive fiscal years in the annual reports related to a stock. Stock for a company subject to a high shareholder concentration notice from the Hong Kong Securities and Futures Commission will not be eligible for inclusion in the HSCEI.
H-shares:
1.
Eligible H-share stocks are ranked by (i) full market capitalization, in terms of average month-end market capitalization in the past 12 months and (ii) free float adjusted market capitalization, in terms of 12-month average market capitalization after free float adjustment;

2.
the combined market capitalization ranking for each eligible H-share stock is determined as the weighted average of the full market capitalization ranking and the free float adjusted market capitalization ranking, where each rank has a 50% weight; and

3.	the 40 H-share stocks that have the highest combined market capitalization ranking are selected as the constituents of the HSCEI, subject to the following buffer zone rule.
Red-chip and P-chip:
1.
Eligible Red-chip and P-chip stocks are ranked by (i) full market capitalization, in terms of average month-end market capitalization in the past 12 months and (ii) free float adjusted market capitalization, in terms of 12-month average market capitalization after free float adjustment;

2.
the combined market capitalization ranking for each eligible Red-chip and P-chip stock is determined as the weighted average of the full market capitalization ranking and the free float adjusted market capitalization ranking, where each rank has a 50% weight; and

3.	the 10 Red-chip and P-chip stocks that have the highest combined market capitalization ranking are selected as the constituents of the HSCEI. No buffer zone will be applied for these 10 constituents.

Market-Linked Step Up Notes	TS-10

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The initial weightings of the 10 Red-chip and P-chip constituents will be multiplied by the applicable inclusion factor for that particular rebalancing. The resultant figures will be the final weightings for the Red-chip and P-chip constituents. Any excessive weightings arising from the application of the inclusion factors will be re-distributed to H-share constituents with weightings of less than 10% in proportion to their original weightings. If, subsequent to the re-distribution, H-share constituents with weightings of more than 10% emerge, they will be capped at 10% and the excessive weightings will be re-distributed to the H-share constituents with weightings of less than 10% in proportion to their redistributed weightings, and this will be repeated until none of the constituents has a weighting of more than 10%.
Effective dates of constituent changes will be the next trading day after the first Friday of March, June, September and December. If that Friday falls on a public holiday, it will be postponed to the next Friday, subject to the final decision made by Hang Seng Indexes Company Limited. Under normal circumstances, five trading days’ notice will be given for any constituent changes before the effective dates.
Whether to remove a suspended constituent from the HSCEI and replace it with an appropriate candidate will be determined in the regular index review. Should a suspended constituent be removed from the HSCEI, its last traded price may be adjusted down to the system lowest price, i.e. $0.0001 in the security’s price currency, or an official residual price (if available) for index calculation on the trading day preceding the effective date of the constituent changes.
Buffer zone rules. Existing H-share constituents ranked 49th or lower will be removed from the HSCEI, while non-constituent stocks ranked 32nd or above will be included. If the number of incoming stocks is greater than the number of outgoing constituents, constituents with the lowest combined market value rank will be removed from the HSCEI in order to maintain the number of H-share constituents at 40. If the number of incoming stocks is smaller than the number of outgoing constituents, stocks with the highest combined market value rank will be added to the HSCEI in order to maintain the number of H-share constituents at 40.
Reserve list. The five non-constituent H-share stocks with the highest combined market value rank will fall into a reserve list. The purpose of the reserve list is to facilitate the replacement of any outgoing H-share constituent between regular reviews in cases where a H-share constituent may be removed due to trading suspension or delisting.
Index Calculation
The HSCEI is calculated using a free float adjusted market value weighted methodology with a 10% cap on individual stock weightings.
The formula for the HSCEI is shown below:
current index	=	current aggregate free float adjusted market capitalization of constituents	×	yesterday’s closing index
yesterday’s aggregate free float adjusted market capitalization of constituents

=	S(Pt × IS × FAF × CF)	×	yesterday’s closing index
S(Pt-1 × IS × FAF × CF)
Where:
Pt	: current price at day t;
Pt-1	: closing price at day t-1;
IS	: number of issued shares (as per that particular constituent share class, e.g., H-shares class);
FAF	: free float adjusted factor, which is between 0 and 1; and
CF	: capping factor, which is between 0 and 1.

Free float Adjustments. Shares held by any entities (excluding custodians, trustees, mutual funds and investment companies) that control more than or equal to 5% of the shareholdings would be considered as non-free float and are excluded from the index calculation. These include strategic holdings (holdings by governments and affiliated entities or any other entities that hold substantial shares in the company would be considered as non-free float unless otherwise proved), directors’ and management holdings (holdings by directors, members of the board committee, principal officers or founding members), corporate cross holdings (holdings by publicly traded companies or private firms or institutions) and lock-up shares (shareholdings with a publicly disclosed lock-up arrangement). Lock-up shares with trading restrictions are classified as non-free float, regardless of the shareholding percentage.
The free float adjusted factor represents the proportion of shares that is free floated as a percentage of the issued shares. The free float adjusted factor is rounded up to the nearest 1% if it is less than 10%; otherwise, it is rounded to the nearest 5%. For companies with more than one class of shares, the free float adjusted factor is calculated separately for each class of shares
Cap Factor. A cap factor (“CF”) is calculated quarterly, such that no individual constituent in an index will have a weighting exceeding a cap level of 10% on the index capping date.

Market-Linked Step Up Notes	TS-11

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019

Index Rebalancing. The update of the issued shares, adjustment of the free float adjusted factor and calculation of the cap factor are undertaken quarterly. In addition, the issued shares will be updated simultaneously with the index adjustment for corporate actions, such as bonus issues, rights issues, stock splits and stock consolidations. Ad hoc rebalancing will be conducted if a constituent’s issued shares and/or free float adjusted factor is substantially different from the production data. The HSCEI will also be recapped in the event of constituent changes if the newly added component weighs higher than the index cap level.
The following graph shows the daily historical performance of the HSCEI in the period from January 1, 2008 through July 17, 2018. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 17, 2018, the closing level of the HSCEI was 10,591.72.
Historical Performance of the Hang Seng China Enterprises Index

This historical data on the HSCEI is not necessarily indicative of the future performance of the HSCEI or what the value of the notes may be. Any historical upward or downward trend in the level of the HSCEI during any period set forth above is not an indication that the level of the HSCEI is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels of the HSCEI.

License Agreement
BNS or one of its affiliates has entered into a non-exclusive license agreement with HSIL and Hang Seng Data Services Limited whereby BNS or one of its affiliates, in exchange for a fee, is permitted to use the HSCEI in connection with certain securities, including the notes. BNS is not affiliated with HSIL; the only relationship between HSIL and BNS is any licensing of the use of HSIL’s indices and trademarks related to them.
THE HSCEI IS PUBLISHED AND COMPILED BY HANG SENG INDEXES COMPANY LIMITED PURSUANT TO A LICENSE FROM HANG SENG DATA SERVICES LIMITED. THE MARK AND NAME OF HANG SENG CHINA ENTERPRISES INDEX ARE PROPRIETARY TO HANG SENG DATA SERVICES LIMITED. HANG SENG INDEXES COMPANY LIMITED AND HANG SENG DATA SERVICES LIMITED HAVE AGREED TO THE USE OF, AND REFERENCE TO, THE HSCEI BY BNS IN CONNECTION WITH THE NOTES, BUT NEITHER HANG SENG INDEXES COMPANY LIMITED NOR HANG SENG DATA SERVICES LIMITED WARRANTS OR REPRESENTS OR GUARANTEES TO ANY BROKER OR HOLDER OF THE NOTES OR ANY OTHER PERSON (I) THE ACCURACY OR COMPLETENESS OF THE HSCEI AND ITS COMPUTATION OR ANY INFORMATION RELATED THERETO; OR (II) THE FITNESS OR SUITABILITY FOR ANY PURPOSE OF THE HSCEI OR ANY COMPONENT OR DATA COMPRISED IN IT; OR (III) THE RESULTS WHICH MAY BE OBTAINED BY ANY PERSON FROM THE USE OF THE HSCEI OR ANY COMPONENT OR DATA COMPRISED IN IT FOR ANY PURPOSE, AND NO WARRANTY OR REPRESENTATION OR GUARANTEE OF ANY KIND WHATSOEVER RELATING TO THE HSCEI IS GIVEN OR MAY BE IMPLIED. THE PROCESS AND BASIS OF COMPUTATION AND COMPILATION OF THE HSCEI AND ANY OF THE RELATED FORMULA OR FORMULAE, CONSTITUENT STOCKS AND FACTORS MAY AT ANY TIME BE CHANGED OR ALTERED BY HANG SENG INDEXES COMPANY LIMITED WITHOUT NOTICE. TO THE EXTENT PERMITTED BY APPLICABLE LAW, NO RESPONSIBILITY OR LIABILITY IS ACCEPTED BY HANG SENG INDEXES COMPANY LIMITED OR HANG SENG DATA SERVICES LIMITED (I) IN RESPECT OF THE USE OF AND/OR REFERENCE TO THE HSCEI BY BNS IN CONNECTION WITH THE NOTES; OR (II) FOR ANY INACCURACIES, OMISSIONS, MISTAKES OR ERRORS OF HANG SENG INDEXES COMPANY LIMITED IN THE COMPUTATION OF THE HSI; OR (III) FOR ANY INACCURACIES, OMISSIONS, MISTAKES, ERRORS OR INCOMPLETENESS OF ANY INFORMATION USED IN CONNECTION WITH THE COMPUTATION OF THE HSCEI WHICH IS SUPPLIED BY ANY OTHER PERSON; OR (IV) FOR ANY ECONOMIC OR OTHER LOSS WHICH MAY BE DIRECTLY OR INDIRECTLY SUSTAINED BY ANY BROKER OR HOLDER OF THE PRODUCT OR ANY OTHER PERSON DEALING WITH THE NOTES AS A RESULT OF ANY OF THE AFORESAID, AND NO CLAIMS, ACTIONS OR LEGAL PROCEEDINGS MAY BE BROUGHT AGAINST HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED IN CONNECTION WITH THE NOTES IN ANY MANNER WHATSOEVER BY ANY BROKER, HOLDER OR

Market-Linked Step Up Notes	TS-12

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
OTHER PERSON DEALING WITH THE NOTES. ANY BROKER, HOLDER OR OTHER PERSON DEALING WITH THE NOTES DOES SO THEREFORE IN FULL KNOWLEDGE OF THIS DISCLAIMER AND CAN PLACE NO RELIANCE WHATSOEVER ON HANG SENG INDEXES COMPANY LIMITED AND HANG SENG DATA SERVICES LIMITED. FOR THE AVOIDANCE OF DOUBT, THIS DISCLAIMER DOES NOT CREATE ANY CONTRACTUAL OR QUASI-CONTRACTUAL RELATIONSHIP BETWEEN ANY BROKER, HOLDER OR OTHER PERSON AND HANG SENG INDEXES COMPANY LIMITED AND/OR HANG SENG DATA SERVICES LIMITED AND MUST NOT BE CONSTRUED TO HAVE CREATED SUCH RELATIONSHIP.

Market-Linked Step Up Notes	TS-13

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019

The Taiwan Stock Exchange Capitalization Weighted Stock Index
The Taiwan Stock Exchange Capitalization Weighted Stock Index (the “TWSE”), also known as TAIEX, is a capitalization-weighted index compiled by Taiwan Stock Exchange Corporation (the “TWSEC”).  The TWSE covers all of the listed stocks excluding preferred stocks, full-delivery stocks and newly listed stocks, which are listed for less than one calendar month on the Taiwan Stock Exchange.  The number of constituents included in the TWSE is not fixed. The base year value as of 1966 was set at 100.  The level of the TWSE is reported by Bloomberg under the ticker symbol “TWSE.”
Computation of the Index
The constituents of the TWSE are taken from all common stocks listed for trading on the Taiwan Stock Exchange, as set forth below:
(1) Stocks of newly listed companies are included in the sample from the first trading day of the next month following one full calendar month from listing; provided that, stocks of listed companies converted into financial holding companies or investment holding companies, and listed companies transferred from the over-the-counter market are included in the sample from the day of listing.
(2) Stocks suspended from trading are included in the sample from the first trading day of the next month following one full calendar month from reinstatement of normal trading; provided that, stocks suspended from trading because of issuance of replacement shares due to capital reduction resulted from a corporate split are included in the sample from the day of resuming trading of the new shares.
(3) Full delivery stocks are excluded from the sample, and will be included again on the day regular trading status is restored.
The TWSE is calculated by the following formula:
Index = Aggregate market value / Base value of the current day × 100
The aggregate market value is the summation of the market values obtained by multiplying the traded price of each constituent stock by the number of issued shares of the current day. If there is no traded price on the current day, the opening auction reference price of the current day may be used for calculation. However, stock of newly listed companies included in calculation of TWSE may be accounted for on the basis of the number of listed shares of the current date.
The base value at the time of commencement of calculation of the TWSE base period is the current aggregate market value at that time.
Index Adjustments
Upon occurrence of any of the below-listed events, the base value of the TWSE will be adjusted to maintain the continuity of the TWSE:
(1)	Addition or deletion of a constituent stock - effective date;
(2)	Subscription of common shares for cash capital increase - ex-right date;
(3)	Distribution of common shares or certificates of entitlement to new shares to employees as compensation - listing date;
(4)	Distribution of common shares as stock dividends on preferred stock - ex-right date;
(5)	Holding by a listed company of treasury stock for which capital cancellation has not been carried out - ex-right date;
(6)	Share cancellation in accordance with the law - ex-right date or the third trading day of the next month following public announcement on capital decrease, whichever comes first;
(7)	Failed offering for cash capital increase - at reversion to the original number of issued shares on the third trading day of the next month following receipt of notification;
(8)	Listing of certificates of entitlement to new shares or issuance of new shares following company merger or consolidation - listing date;
(9)	Listing of common shares issued in replacement of certificates of entitlement to convertible bonds - listing date;
(10)
Common shares converted directly from convertible bonds issued through exercise of securities with subscription right - ex-right date or the third trading day of the next month following the public announcement of capitalization amendment registration;

(11)	Cash capital increase shares or certificates of payment for which shareholders have waived subscription rights and public underwriting has been adopted - listing date;
(12)	New shares issued for global depositary receipts - listing date;
(13)	Common shares converted from convertible preferred shares - listing date; and
(14)	Other non-trading factors affecting aggregate market value.
Market-Linked Step Up Notes	TS-14

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The formula for adjustment of the base value is as follows:
Base value of the current day = base value of the previous day × (adjusted aggregate market value after the close of the previous day / the closing aggregate market value of the previous day)
Adjusted aggregate market value after the close of the previous day = closing aggregate market value of the previous day + the sum of all adjustments in market value.
Adjustments in market value are calculated as follows:
Item (1) above: Adjusted market value = closing price of the previous day × number of shares issued
Item (2) above: Adjusted market value = cash capital increase subscription price × number of cash capital increase shares
Item (3) above: Adjusted market value = (closing price of the common shares before the listing date of distribution of common shares or certificates of entitlement to new shares to employees as compensation) × number of shares resulting from compensation to employees
Item (4) above: Adjusted market value = ex-right reference price of the common shares × total number of common shares issued as stock dividends on preferred shares
•
Ex-right reference price of the common shares = (closing price before the ex-right date + cash capital increase subscription price × cash capital increase share distribution rate) / (1 + shareholder stock dividend rate + cash capital increase share distribution rate)

•	Shareholder stock dividend rate = number of capital increase shares distributed as dividends to shareholders / number of issued shares before the ex-right date
•	Cash capital increase share distribution rate = number of shares issued for the cash capital increase / number of shares issued before the ex-right date
Item (5) above: Adjusted market value = aggregate market value after the ex-right date - aggregate market value before the ex-right date
•	Market value before the ex-right date = (closing price before the ex-right date - cash dividends per share) × number of shares issued before the ex-right date
•	Market value after the ex-right date = (closing price before the ex-right date - cash dividends per share) / (1 + shareholder stock dividend rate) × number of shares issued after the ex-right date
Items (6), (7), (8), (9), (10), (11), (12), (13) and (14) above: Adjusted market value = closing price of the previous day × change in the number of shares
●	If the closing price is not available, the opening auction reference price of the current day may be used for the calculation of the various adjusted market values after the close of the previous day.
The following graph shows the historical performance of the TWSE in the period from January 1, 2008 through July 17, 2018. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 17, 2018, the closing level of the Taiwan Stock Exchange Capitalization Weighted Stock Index was 10,778.99.
Historical Performance of the Taiwan Stock Exchange Capitalization Weighted Stock Index
Market-Linked Step Up Notes	TS-15

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
This historical data on the TWSE is not necessarily indicative of the future performance of the TWSE or what the value of the notes may be. Any historical upward or downward trend in the level of the TWSE during any period set forth above is not an indication that the level of the TWSE is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels of the TWSE.
License Agreement with TWSE
BNS expects to enter into a non-exclusive license agreement with TWSE providing for the license of the right to use the TWSE Index, which is owned and published by TWSE, in connection with certain securities, including the notes, in exchange for a fee.

The notes are not in any way sponsored, endorsed, sold or promoted by TWSE, and TWSE does not make any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the TWSE Index and/or the figure at which the TWSE Index stands at any particular time on any particular day or otherwise. The TWSE Index is compiled and calculated by TWSE. However, TWSE shall not be liable (whether in negligence or otherwise) to any person for any error in the TWSE Index, and TWSE shall not be under any obligation to advise any person of any error therein.
Market-Linked Step Up Notes	TS-16

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The KOSPI 200 Index
The KOSPI 200 Index (“KOSPI2”) is a capitalization-weighted index of 200 Korean blue-chip stocks listed on the KOSPI (Korea Composite Stock Price Index) Market and covers approximately 90% of the KOSPI market. The KOSPI2 is calculated, maintained and published by the Korea Exchange (“KRX”). The constituent stocks are selected on the basis of their market value, liquidity and representativeness of the respective market and industry groups. The KOSPI2 was developed with a base value of 100 as of January 3, 1990. The KOSPI2 is reported by Bloomberg under the ticker symbol “KOSPI2.”
Selection Criteria
All domestic common stocks listed on the KOPSI Market as of the periodic realignment date will be included in the selection process, except for the equity securities which fall into one of the following categories:
•	new issues listed less than 1 year, subject to certain exceptions;
•	stocks issued by real estate investment companies, ship investment companies and investment & financing companies;
•	stocks designated as administrative issues or issues scheduled to be delisted as of the regular realignment date; and
•	issues with a free float rate under 10%.
Issues eligible for inclusion in the KOSPI2 are classified into nine sectors: (i) energy, (ii) materials, (iii) industrials, (iv) customer discretionary, (v) customer staples, (vi) health care, (vii) financials and real estate, (viii) information technology and telecommunication services, and (ix) utilities.
The selection process is devised to maximize the market cap coverage of KOSPI2 to the KOSPI Market. The minimum target market cap coverage is about 80% of the KOSPI Market.
New constituents are selected in a 3-step process:
1. Size screen.  Issues in each sector are sorted by one-year averaged market capitalization and shortlisted as sector constituents until the cumulative sum of their market capitalization exceeds 80% of the sector’s total market capitalization.
2. Liquidity screen.  Shortlisted issues must meet the liquidity requirement in order to be selected for inclusion in the KOSPI1: if the one-year average trading value of an issue is less than the lower 15th percentile of the one-year average trading value of all issues in the sector, then the issue is removed from the shortlist and replaced with the an issue meeting the liquidity condition with the next highest market capitalization in the sector.
3. Buffer rules.  In order to manage the turnover ratio of the KOSPI2 constituents, buffer rules are applied to the selection process of each sector in the following order:
•
An issue that is an existing constituent remains a constituent if the issue satisfies the liquidity requirement and its market capitalization rank is less than or equal to 110% of the number of the existing constituents in the sector;

•
An issue that is not an existing constituent is designated as a new constituent if the issues is a member of the shortlist and its market capitalization rank is less than or equal to 90% of the number of the existing constituents in the sector; and

•	If the number of the selected issues is more or less than 200 after applying of the two buffer rules stated above, KRX adds or excludes issues up to 200 using the following method:

o	Less than 200 issues: issues are added in descending order of market capitalization among unselected issues on the shortlist that meet the liquidity requirement irrespective of sector classification.

o
More than 200 issues: issues are excluded in ascending order of market capitalization among selected issues unless the number of constituents of each sector is less than 90% of current constituents of each sector.

Special rule.  If an issue with a rank of the last 15 trading days’ market capitalization as of the base date higher than or equal to 50th in the whole KOSPI Market is not selected, the issue will be chosen as a new constituent and the lowest market capitalization constituent will be disqualified.
Reserved issues.  KRX selects 10 issues from each sector in order of market capitalization among the unselected issues as reserve issues to be added if any constituent happens to be removed due to corporate events.
Index Calculation

The KOSPI2 is calculated using a free float adjusted market capitalization weighted methodology. The KOSPI2 is computed by multiplying (i) the market capitalization as of the calculation time divided by the market capitalization as of the base date, by (ii) 100. Market capitalization is obtained by multiplying the number of listed common shares of the constituents by the price of the applicable common share.
Market-Linked Step Up Notes	TS-17

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Index Maintenance
Annual index rebalancing.  KRX reviews the KOSPI2 annually in May.  An index committee, consisting of independent professionals in the financial industry and academia, reviews the KOSPI2 constituents.  The constituent list is announced in early June and the effective date of the rebalancing is the trading day following the last trading day of June contracts in the KOSPI2 index futures and index options.
Ongoing event-related changes.  A constituent is deleted from the KOSPI2 when it is delisted from the market, designated as an administrative issue, or merged with another issues.  Otherwise KRX can remove constituents from the KOSPI2 if the issue does not meet the eligibility requirements. At the same time, a reserved issue in the corresponding sector is added to the KOSPI2.  Additionally, special entry rules apply to spin-offs and new listings.
The following graph shows the daily historical performance of the KOSPI2 in the period from January 1, 2008 through July 17, 2018. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 17, 2018, the closing level of the KOSPI2 was 296.88.
Historical Performance of the KOSPI 200 Index
This historical data on the KOSPI2 is not necessarily indicative of the future performance of the KOSPI2 or what the value of the notes may be. Any historical upward or downward trend in the level of the KOSPI2 during any period set forth above is not an indication that the level of the KOSPI2 is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the levels of the KOSPI2.
License Agreement
BNS has agreed to enter into a non-exclusive license agreement with KRX, providing for the license to us, of the right to use the KOSPI2, in connection with certain securities, including the notes, in exchange for a fee.
The license agreement between KRX and BNS is expected to provide that the following language must be set forth in this term sheet:
KOSPI 200 Index is a service mark of the Korea Exchange licensed for use by BNS in exchange for a fee.
KRX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE KOSPI2 OR ANY DATA INCLUDED THEREIN AND KRX SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN.  KRX DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE KOSPI2 OR ANY DATA INCLUDED THEREIN TO THE BANK OF NOVA SCOTIA AND ITS AFFILIATES, PURCHASERS OF THE FINANCIAL PRODUCTS LINKED TO KOSPI2, OR ANY OTHER PERSON OR ENTITY THAT USES THE KOSPI2 OR ANY DATA INCLUDED THEREIN. KRX MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE KOSPI2 OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL KRX HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.
KRX makes no representation or warranty, express or implied, to the owners of the financial products linked to the KOSPI2 or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the KOSPI2 to track general stock market performance (profitability).  KRX's only relationship to BNS and its affiliates is the licensing of certain trademarks and trade names of KRX and of the KOSPI2 which is determined, composed and calculated by KRX without regard to The Bank of Nova Scotia and its affiliates or the content of the notes. KRX has no obligation to take the needs of The Bank of Nova Scotia and its affiliates or the owners of the notes linked to the KOSPI2 into consideration in determining, composing or calculating the KOSPI2.  KRX is not responsible for and has not participated in the determination of the timing of the issuance or sale of the derivative products linked to the KOSPI2 or in the determination or calculation of the equation by which the derivative products linked to the KOSPI2 is to be converted into cash. KRX has no obligation or liability to the owners of the financial products linked to the KOSPI2 in
Market-Linked Step Up Notes	TS-18

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
connection with the administration, marketing or trading of the notes. The disclaimers of KRX shall continue to be effective even after the termination of the License Agreement with The Bank of Nova Scotia and its affiliates.

Market-Linked Step Up Notes	TS-19

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The iShares® MSCI India ETF
The iShares® MSCI India ETF (the “INDA”) is intended to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI India Index. The INDA trades on CBOE BZX, formerly known as BATS, under the ticker symbol “INDA.” The INDA was established in the first quarter of 2012.
The INDA is intended to measure equity market performance of the large and mid-cap segments of the Indian market. The INDA seeks to track the investment results of the MSCI India Index, which is designed to measure the performance of equity securities of companies whose market capitalization, as calculated by the index provider, represents the top 85% of companies in the Indian securities market. As of June 29, 2018, the components of the MSCI India Index include financials, information technology, consumer discretionary, energy, materials, consumer staples, industrials, health care, utilities and telecommunication services.
The MSCI India Index is part of the MSCI Regional Equity Indices series and is a MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

As of December 27, 2017, ordinary operating expenses of the INDA are expected to accrue at an annual rate of 0.68% of the INDA’s daily net asset value. Expenses of the INDA reduce the net value of the assets held by the INDA and, therefore, reduce the value of each unit of the INDA.
The Country Indices
Each country’s index included in an MSCI Index is referred to as a “Country Index” herein. Under the MSCI methodology, each Country Index is an “MSCI Global Standard Index.” The components of each Country Index are selected by the index sponsor from among the universe of securities eligible for inclusion in the relevant Country Index so as to target an 85% free float-adjusted market representation level within the eligible equity universe., subject to adjustments to (i) provide for sufficient liquidity, (ii) reflect foreign investment restrictions (only those securities that can be held by non-residents of the country corresponding to the relevant Country Index are included) and (iii) meet certain other investibility criteria.. MSCI defines the “free float” of a security as the proportion of shares outstanding that is deemed to be available for purchase in the public equity markets by international investors, and excludes shares such as shares held by strategic investors such as governments, corporations, controlling shareholders and management, and shares subject to foreign ownership restrictions.

Calculation of the Country Indices
Each Country Index is a free float-adjusted market capitalization index that is designed to measure the market performance, including price performance, of the equity securities in that country. Each Country Index is calculated in the relevant local currency as well as in U.S. dollars, with price, gross and net returns.
Each component is included in the relevant Country Index at a weight that reflects the ratio of its free float-adjusted market capitalization (i.e., free public float multiplied by price) to the free float-adjusted market capitalization of all the components in that Country Index. MSCI defines the free float of a security as the proportion of shares outstanding that is deemed to be available for purchase in the public equity markets by international investors.
Maintenance of and Changes to the MSCI Indices
The index sponsor maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the indices, emphasis is also placed on continuity, continuous investibility of the constituents, replicability, index stability and low turnover in the indices.
Maintenance of the indices falls into three broad categories:
•
semi-annual reviews, which will occur each May and November and will involve a comprehensive re-evaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

•
quarterly reviews, which will occur each February and , August and will focus on significant changes in the market since the last semi-annual review and on including significant new eligible securities (such as IPOs, which were not eligible for earlier inclusion in the indices); and

•	ongoing event-related changes, which will generally be reflected in the indices at the time of the event and will include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events.
Based on these reviews, additional components may be added, and current components may be removed, at any time. The index sponsor generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.
Neither we nor any of our affiliates, or MLPF&S, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the MSCI Indices. The index sponsor does not guarantee the accuracy or the completeness of the MSCI Indices or any data included in the MSCI Indices. The index sponsor assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the MSCI Indices. The index sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the MSCI Indices or the manner in which the MSCI Indices is applied in determining the amount payable on the notes at maturity.
Market-Linked Step Up Notes	TS-20

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The following table shows the quarterly high and low Closing Market Prices of the shares of the INDA on its primary exchange from the first quarter of 2008 through July 17, 2018. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.
	High ($)	Low ($)
2012
First Quarter	27.40	24.00
Second Quarter	25.22	20.15
Third Quarter	25.40	21.42
Fourth Quarter	27.06	24.13
2013
First Quarter	27.24	24.77
Second Quarter	26.96	22.23
Third Quarter	24.43	19.24
Fourth Quarter	25.13	22.71
2014
First Quarter	26.43	22.81
Second Quarter	30.44	26.15
Third Quarter	31.93	29.33
Fourth Quarter	32.38	28.61
2015
First Quarter	33.62	28.99
Second Quarter	33.31	28.57
Third Quarter	31.52	26.74
Fourth Quarter	29.88	25.85
2016
First Quarter	27.16	23.69
Second Quarter	28.44	25.99
Third Quarter	30.58	27.91
Fourth Quarter	29.99	25.84
2017
First Quarter	31.60	26.87
Second Quarter	32.97	31.13
Third Quarter	34.83	32.29
Fourth Quarter	36.07	32.68
2018
First Quarter	38.06	32.97
Second Quarter	34.95	32.57
Third Quarter (through July 17, 2018)	34.37	32.87
Market-Linked Step Up Notes	TS-21

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The following graph shows the daily closing price of the INDA in the period from February 2, 2012 (the date the INDA began trading) through July 17, 2018. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 17, 2018, the closing price of the INDA was $34.37.
Historical Performance of the iShares® MSCI India ETF

This historical data on the INDA is not necessarily indicative of the future performance of the INDA or what the value of the notes may be. Any historical upward or downward trend in the level of the INDA during any period set forth above is not an indication that the level of the INDA is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices of the INDA.
Market-Linked Step Up Notes	TS-22

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
WisdomTree India Earnings Fund
The WisdomTree India Earnings Fund (the “EPI”) is an investment portfolio maintained and managed by WisdomTree Trust (the “WTT”). Wisdom Tree Asset Management, Inc. (“WTAM”) is currently the investment adviser to the EPI, and Mellon Capital Management Corporation is the sub-adviser to the EPI. The WisdomTree India Earnings Fund is an exchange traded fund that trades on the NYSE Arca, Inc. under the ticker symbol “EPI.”
Investment Objective and Strategy
The WisdomTree India Earnings Fund is an exchange-traded fund that seeks to track the price and yield performance, before fees and expenses, of the WisdomTree India Earnings Index (the "underlying index"). The underlying index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance.
The WisdomTree India Earnings Fund pursues a “passive” or indexing approach in attempting to track the performance of the underlying index. The WisdomTree India Earnings Fund attempts to invest all, or substantially all, of its assets in the common stocks that make up the underlying index.  The WisdomTree India Earnings Fund generally uses a “representative sampling” strategy to achieve its investment objective, meaning that it generally will invest in a sample of the securities whose risk, return and other characteristics closely resemble the risk, return and other characteristics of the underlying index as a whole.
Under normal circumstances, at least 95% of the WisdomTree India Earnings Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the underlying index.  To the extent that the underlying index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the WisdomTree India Earnings Fund will concentrate its investments to approximately the same extent as the underlying index. The returns of the WisdomTree India Earnings Fund may be affected by certain management fees and other expenses, which are detailed in its prospectus.
As of August 1, 2017, ordinary operating expenses of the EPI are expected to accrue at an annual rate of 0.84% of the EPI's daily net asset value.  Expenses of the EPI reduce the net value of the assets held by the EPI and, therefore, reduce the value of each unit of the EPI.
The WisdomTree India Earnings Index
The underlying index is a weighted index that measures the performance of companies incorporated and traded in India that are profitable and that are eligible to be purchased by foreign investors as of the annual index rebalance.
The underlying index consists only of companies that:
•	are incorporated in India;
•	are listed on the Indian National Stock Exchange or the Bombay (Mumbai) Stock Exchange;
•	have generated at least $5 million in earnings in their fiscal year prior to the annual index rebalance;
•	have a market capitalization of at least $200 million on the "Screening Date" (which is after the close of trading on the last trading day in August);
•	have an average daily dollar trading volume of at least $200,000 for each of the six months prior to the Screening Date;
•	have traded at least 250,000 shares per month for each of the six months prior to the Screening Date; and
•	have a price to earnings ratio (“P/E ratio”) of at least 2 as of the Screening Date.
Companies are weighted in the underlying index based on reported net income in their fiscal year prior to the annual index rebalance. The reported net income number is then multiplied by a second factor developed by Standard & Poor’s called the “Investability Weighting Factor” (“IWF”). The IWF is used to scale the earnings generated by each company by restrictions on shares available to be purchased. The product of the reported net income and IWF is known at the “Earnings Factor.” Companies are weighted by the proportion of each individual earnings factor relative to the sum of all earnings factors within the underlying index.
Notwithstanding the criteria used to determine and calculate the underlying index, no assurances can be given that the underlying index will have a positive return during the term of the Securities.
The maximum weight of any one sector in the underlying index, at the time of the underlying index’s annual rebalance, is capped at 25%. In response to market conditions, sector weights may fluctuate above 25% between annual index rebalance dates.
WisdomTree Investments, Inc. (“WTI”), as index provider, currently uses Standard & Poor’s Global Industry Classification Standards to define companies in each sector of the underlying index. The following sectors are included in the underlying index: consumer discretionary, consumer staples, energy, financials, health care, industrials, information technology, materials, telecommunication services, and utilities. A sector is comprised of multiple industry groups. For example, the energy sector is comprised of companies in, among others, the natural gas, oil and petroleum industries.
Market-Linked Step Up Notes	TS-23

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
The following table shows the quarterly high and low Closing Market Prices of the shares of the EPI on its primary exchange from the first quarter of 2008 through July 17, 2018. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.
	High ($)	Low ($)
2008
First Quarter	26.16	21.20
Second Quarter	25.50	18.22
Third Quarter	21.43	14.91
Fourth Quarter	15.97	8.84
2009
First Quarter	12.12	8.95
Second Quarter	18.92	11.47
Third Quarter	21.03	15.85
Fourth Quarter	22.34	19.18
2010
First Quarter	23.44	20.23
Second Quarter	24.29	20.45
Third Quarter	26.57	22.68
Fourth Quarter	28.71	24.60
2011
First Quarter	26.68	21.94
Second Quarter	25.51	22.25
Third Quarter	24.38	18.15
Fourth Quarter	20.58	15.49
2012
First Quarter	21.56	16.23
Second Quarter	19.56	15.62
Third Quarter	18.85	16.36
Fourth Quarter	19.84	17.72
2013
First Quarter	20.50	17.75
Second Quarter	19.18	15.48
Third Quarter	16.83	13.32
Fourth Quarter	17.64	15.54
2014
First Quarter	18.96	15.74
Second Quarter	23.45	18.92
Third Quarter	23.54	21.66
Fourth Quarter	23.55	20.78
2015
First Quarter	24.33	21.40
Second Quarter	23.77	20.67
Third Quarter	22.42	17.76
Fourth Quarter	21.14	18.51
2016
First Quarter	19.74	16.67
Second Quarter	20.42	18.67
Third Quarter	22.36	20.27
Fourth Quarter	22.11	19.49
2017
First Quarter	24.13	20.38
Second Quarter	25.46	24.18

Market-Linked Step Up Notes	TS-24

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Third Quarter	26.85	24.69
Fourth Quarter	27.84	25.08
2018
First Quarter	29.40	25.51
Second Quarter	26.79	24.69
Third Quarter (through July 17, 2018)	25.83	24.83
The following graph shows the historical performance of the EPI in the period from February 22, 2008 (the date the EPI began trading) through July 17, 2018. We obtained this historical data from Bloomberg L.P.  We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. On July 17, 2018, the closing level of the EPI was $25.83.

Historical Performance of the EPI

This historical data on the EPI is not necessarily indicative of the future performance of the EPI or what the value of the notes may be. Any historical upward or downward trend in the level of the EPI during any period set forth above is not an indication that the level of the EPI is more or less likely to increase or decrease at any time over the term of the notes.
Before investing in the notes, you should consult publicly available sources for the prices of the EPI.
Market-Linked Step Up Notes	TS-25

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Supplement to the Plan of Distribution
Under our distribution agreement with MLPF&S, MLPF&S will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount.
We may deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the settlement date will be required to specify alternative settlement arrangements to prevent a failed settlement.
The notes will not be listed on any securities exchange. In the original offering of the notes, the notes will be sold in minimum investment amounts of 100 units. If you place an order to purchase the notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account.
MLPF&S may repurchase and resell the notes, with repurchases and resales being made at prices related to then-prevailing market prices or at negotiated prices, and these prices will include MLPF&S’s trading commissions and mark-ups. MLPF&S may act as principal or agent in these market-making transactions; however, it is not obligated to engage in any such transactions. At MLPF&S’s discretion, for a short, undetermined initial period after the issuance of the notes, MLPF&S may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by MLPF&S for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Basket and the remaining term of the notes. However, none of us, MLPF&S, or any of our respective affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that we, MLPF&S or any of our respective affiliates will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.
The value of the notes shown on your account statement produced by MLPF&S will be based on MLPF&S’s estimate of the value of the notes if MLPF&S or another of its affiliates were to make a market in the notes, which it is not obligated to do. That estimate will be based upon the price that MLPF&S may pay for the notes in light of then-prevailing market conditions, and other considerations, as mentioned above, and will include transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.
The distribution of the Note Prospectus in connection with these offers or sales will be solely for the purpose of providing investors with the description of the terms of the notes that was made available to investors in connection with their initial offering. Secondary market investors should not, and will not be authorized to, rely on the Note Prospectus for information regarding BNS or for any purpose other than that described in the immediately preceding sentence.
An investor’s household, as referenced on the cover of this term sheet, will generally include accounts held by any of the following, as determined by MLPF&S in its discretion and acting in good faith based upon information then available to MLPF&S:
•
the investor’s spouse (including a domestic partner), siblings, parents, grandparents, spouse’s parents, children and grandchildren, but excluding accounts held by aunts, uncles, cousins, nieces, nephews or any other family relationship not directly above or below the individual investor;

•
a family investment vehicle, including foundations, limited partnerships and personal holding companies, but only if the beneficial owners of the vehicle consist solely of the investor or members of the investor’s household as described above; and

•
a trust where the grantors and/or beneficiaries of the trust consist solely of the investor or members of the investor’s household as described above; provided that, purchases of the notes by a trust generally cannot be aggregated together with any purchases made by a trustee’s personal account.

Purchases in retirement accounts will not be considered part of the same household as an individual investor’s personal or other non-retirement account, except for individual retirement accounts (“IRAs”), simplified employee pension plans (“SEPs”), savings incentive match plan for employees (“SIMPLEs”), and single-participant or owners only accounts (i.e., retirement accounts held by self-employed individuals, business owners or partners with no employees other than their spouses).

Please contact your Merrill Lynch financial advisor if you have any questions about the application of these provisions to your specific circumstances or think you are eligible.
Market-Linked Step Up Notes	TS-26

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Structuring the Notes
The notes are our unsecured senior debt securities, the return on which is linked to the performance of the Basket.  As is the case for all of our debt securities, including our market-linked notes, the economic terms of the notes reflect our actual or perceived creditworthiness at the time of pricing. The internal funding rate we use in pricing the market-linked note is typically lower than the rate we would pay when we issue conventional fixed-rate debt securities of comparable maturity. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, typically results in the initial estimated value of the notes on the pricing date being less than their public offering price.
At maturity, we are required to pay the Redemption Amount to holders of the notes, which will be calculated based on the performance of the Basket and the $10 per unit Principal Amount. In order to meet these payment obligations, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with MLPF&S or one of its affiliates.  The terms of these hedging arrangements are determined by seeking bids from market participants, including MLPF&S and its affiliates, and take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Basket Components, the tenor of the notes and the tenor of the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.
MLPF&S has advised us that the hedging arrangements will include a hedging related charge of approximately $0.075 per unit, reflecting an estimated profit to be credited to MLPF&S from these transactions.  Since hedging entails risk and may be influenced by unpredictable market forces, additional profits and losses from these hedging arrangements may be realized by MLPF&S or any third party hedge providers.
For further information, see “Risk Factors—General Risks Relating to the Notes” beginning on page PS-7 and “Use of Proceeds and Hedging” on page PS-23 of product prospectus supplement EQUITY SUN-1.

Market-Linked Step Up Notes	TS-27

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Summary of Canadian Federal Income Tax Consequences
An investor should read carefully the description of principal Canadian federal income tax considerations under “Canadian Taxation” in the accompanying prospectus relevant to a holder (as defined on page 19 of the prospectus) owning debt securities, and the description of principal Canadian federal income tax considerations under “Supplemental Discussion of Canadian Federal Income Tax Consequences” in the applicable product prospectus supplement.
Summary of U.S. Federal Income Tax Consequences
The following is a general description of certain U.S. federal tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are residents for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date. We urge you to read the more detailed discussion in the “Material U.S. Federal Income Tax Consequences” section beginning on page PS-43 of product prospectus supplement EQUITY SUN-1.
No statutory, regulatory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain. Accordingly, we urge you to consult your tax advisor as to the tax consequences of your investment in the notes (and of having agreed to the required tax treatment of your notes described below) and as to the application of state, local or other tax laws to your investment in your notes and the possible effects of changes in federal or other tax laws.
Section 1297. We will not attempt to ascertain whether any entity the stock of which is included in a Basket Component would be treated as a “passive foreign investment company” (a “PFIC”) within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”). If any such entity were so treated, certain adverse U.S. federal income tax consequences might apply to U.S. holders upon the taxable disposition (including cash settlement) of the notes. You should refer to information filed with the SEC or an equivalent governmental authority by such entities and consult your tax advisor regarding the possible consequences to you if such entity is or becomes a PFIC.
Pursuant to the terms of the notes, BNS and you agree, in the absence of a statutory or regulatory change or administrative determination or judicial ruling to the contrary, to characterize your notes as a pre-paid derivative contract with respect to the Basket. If your notes are so treated, subject to Section 1260 of the Code, you should generally recognize long-term capital gain or loss if you hold your notes for more than one year (and otherwise, short-term capital gain or loss) upon the taxable disposition of your notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your notes. The deductibility of capital losses is subject to limitations.
Section 1260. Because the notes are linked to a Basket comprised, in part, of Underlying Funds, there is a risk that an investment in the notes could be treated as a “constructive ownership transaction” within the meaning of Section 1260 of the Code, in which case the tax consequences of a taxable disposition of the notes could be affected materially and adversely. A “constructive ownership transaction” includes a contract under which an investor will receive payment equal to or credit for the future value of any equity interest in certain ‘‘passthru entities’’ (including regulated investment companies such as Underlying Funds, REITs and PFICs. Under the “constructive ownership” rules, if an investment in the notes is treated as a “constructive ownership transaction,” any long-term capital gain recognized by a U.S. holder  in respect of the notes would be recharacterized as ordinary income to the extent such gain exceeds the amount of “net underlying long-term capital gain” (as defined in Section 1260 of the Code) of the U.S. holder (the “Excess Gain”). In addition, an interest charge would apply to any deemed underpayment of tax in respect of any Excess Gain to the extent such gain would have resulted in gross income inclusion for the U.S. holder in taxable years prior to the taxable year of the taxable disposition of the notes (assuming such income accrued such that the amount in each successive year is equal to the income in the prior year increased at a constant rate equal to the applicable federal rate as of the date of the taxable disposition of the notes).
If such treatment applies, it is not clear to what extent any long-term capital gain recognized by a U.S. holder in respect of the notes would be recharacterized as ordinary income and subject to the interest charge described above, in part, because it is not clear how the “net underlying long-term capital gain” would be computed in respect of the notes. Under Section 1260, the net underlying long-term capital gain is generally the net long-term capital gain a taxpayer would have recognized by investing in the underlying “passthru entities” at the inception of the constructive ownership transaction and selling on the date the constructive ownership transaction is closed out (i.e., at maturity or earlier disposition). It is possible that because you do not share in distributions made on the Underlying Fund Basket Components, these distributions could be excluded from the calculation of the amount and character of gain, if any, that would have been realized had you held the Underlying Fund Basket Components directly and that the application of the constructive ownership rules may not recharacterize adversely a significant portion of the long-term capital gain you may recognize with respect to the notes. However, it is also possible that all or a portion of your gain with respect to the notes could be treated as “Excess Gain” because the “net underlying long-term capital gain” could equal the amount of long-term capital gain that you would have recognized if on the settlement date of the notes you had invested, pro rata, the Principal Amount of the notes in shares of the Underlying Fund Basket Components and sold those shares for their fair market value on the date the notes are sold, exchanged or retired. In addition, all or a portion of your gain recognized with respect to the notes could be “Excess Gain” if you purchase the notes for an amount that is less than the Principal Amount of the notes or if the return on the notes is adjusted to take into account any extraordinary dividends that are paid on the shares of the Underlying Fund Basket Components. Furthermore, unless otherwise established by clear and convincing evidence, the “net underlying long-term capital gain” is treated as zero. Accordingly, it is possible that all or a portion of any gain on the

Market-Linked Step Up Notes	TS-28

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
sale or settlement of the notes after one year could be treated as “Excess Gain” from a “constructive ownership transaction,” which gain would be recharacterized as ordinary income, and subject to an interest charge. Because the application of the constructive ownership rules to the notes is unclear, you are urged to consult your tax advisors regarding the potential application of the “constructive ownership” rules to an investment in the notes.
Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the notes, it is possible that your notes could alternatively be treated for tax purposes as a single contingent payment debt instrument or pursuant to some other characterization, such that the timing and character of your income from the notes could differ materially from the treatment described above.
Notice 2008-2. In 2007, the Internal Revenue Service (the “IRS”) released a notice that may affect the taxation of holders of the notes. According to the notice, the IRS and the U.S. Treasury Department (the "Treasury") are actively considering whether a holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Both U.S. and non-U.S. holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations on their investments in the notes.
Medicare Tax on Net Investment Income. U.S. holders that are individuals or estates and certain trusts are subject to an additional 3.8% tax on all or a portion of their “net investment income,” or “undistributed net investment income” in the case of an estate or trust, which may include any income or gain with respect to the notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return, or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the regular income tax. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.
Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their notes if they do not hold their notes in an account maintained by a financial institution and the aggregate value of their notes and certain other “specified foreign financial assets” (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its notes and fails to do so.
Backup Withholding and Information Reporting. The proceeds received from a taxable disposition of the notes will be subject to information reporting unless you are an “exempt recipient” and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer number, if you are a U.S. holder) or meet certain other conditions.
Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.
Non-U.S. Holders. This section applies only if you are a non-U.S. holder. For these purposes, you are a non-U.S. holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:
•	a non-resident alien individual;

•	a foreign corporation; or

•	an estate or trust that, in either case, is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.
If you are a non-U.S. holder, subject to Section 871(m) of the Code and FATCA, discussed below, you should generally not be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your notes if you comply with certain certification and identification requirements as to your foreign status including providing us (and/or the applicable withholding agent) a properly executed and fully completed applicable IRS Form W-8. Subject to Section 871(m) of the Code, discussed below, gain from the taxable disposition of a note generally will not be subject to U.S. tax unless (i) such gain is effectively connected with a trade or business conducted by you in the U.S., (ii) you are a non-resident alien individual and are present in the U.S. for 183 days or more during the taxable year of such taxable disposition and certain other conditions are satisfied or (iii) you have certain other present or former connections with the U.S.
Section 871(m).  A 30% withholding tax (which may be reduced by an applicable income tax treaty) is imposed under Section 871(m) of the Code on certain “dividend equivalents” paid or deemed paid to a non-U.S. holder with respect to a “specified equity-linked instrument” that references one or more dividend-paying U.S. equity securities or indices containing U.S. equity securities. The withholding tax can apply even if the instrument does not provide for payments that reference dividends.  Treasury regulations provide that the withholding tax applies to all dividend equivalents paid or deemed paid on specified equity-linked instruments that have a delta of one (“delta one specified equity-linked instruments”) issued after 2016 and to all dividend equivalents paid or deemed paid on all other specified equity-linked instruments issued after 2018.

Market-Linked Step Up Notes	TS-29

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Based on our determination that the notes are not “delta-one” with respect to any Basket Component or any U.S. stocks comprising any Basket Component, our counsel is of the opinion that the notes should not be subject to withholding on dividend equivalents. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Furthermore, the application of Section 871(m) of the Code will depend on our determinations made upon issuance of the notes. If withholding is required, we will not make payments of any additional amounts.
Nevertheless, after issuance, it is possible that your notes could be deemed to be reissued for tax purposes upon the occurrence of certain events affecting the Basket Components or stocks comprising any Basket Component or your notes, and following such occurrence your notes could be treated as delta one specified equity-linked instruments that are subject to withholding on dividend equivalents. It is also possible that withholding tax or other tax under Section 871(m) of the Code could apply to the notes under these rules if you enter, or have entered, into certain other transactions in respect of the Basket Components or stocks comprising any Basket Component or the notes. If you enter, or have entered, into other transactions in respect of the Basket Components or stocks comprising any Basket Component or the notes, you should consult your tax advisor regarding the application of Section 871(m) of the Code to your notes in the context of your other transactions.
Because of the uncertainty regarding the application of the 30% withholding tax on dividend equivalents to the notes, you are urged to consult your tax advisor regarding the potential application of Section 871(m) of the Code and the 30% withholding tax to an investment in the notes.
U.S. Federal Estate Tax Treatment of Non-U.S. Holders. A note may be subject to U.S. federal estate tax if an individual non-U.S. holder holds the note at the time of his or her death. The gross estate of a non-U.S. holder domiciled outside the U.S. includes only property situated in the U.S. Individual non-U.S. holders should consult their tax advisors regarding the U.S. federal estate tax consequences of holding the notes at death.
FATCA. The Foreign Account Tax Compliance Act (“FATCA”) was enacted on March 18, 2010, and imposes a 30% U.S. withholding tax on “withholdable payments” (i.e., certain U.S.-source payments, including interest (and original issue discount), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type that can produce U.S.-source interest or dividends) and “passthru payments” (i.e., certain payments attributable to withholdable payments) made to certain foreign financial institutions (and certain of their affiliates) unless the payee foreign financial institution agrees (or is required), among other things, to disclose the identity of any U.S. individual with an account at the institution (or the relevant affiliate) and to annually report certain information about such account. FATCA also requires withholding agents making withholdable payments to certain foreign entities that do not disclose the name, address, and taxpayer identification number of any substantial U.S. owners (or do not certify that they do not have any substantial U.S. owners) to withhold tax at a rate of 30%. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.
Pursuant to final and temporary Treasury regulations and other IRS guidance, the withholding and reporting requirements under FATCA will generally apply to certain “withholdable payments” made on or after July 1, 2014, certain gross proceeds on a sale or disposition occurring after December 31, 2018, and certain foreign passthru payments made after December 31, 2018 (or, if later, the date that final regulations defining the term “foreign passthru payment” are published). If withholding is required, we (and/or the applicable withholding agent) will not be required to pay additional amounts with respect to the amounts so withheld. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.
Investors should consult their tax advisors about the application of FATCA, in particular if they may be classified as financial institutions (or if they hold their notes through a non-U.S. entity) under the FATCA rules.
Both U.S. and non-U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction (including that of the issuers of stocks included in the Basket Components and BNS).
Market-Linked Step Up Notes	TS-30

Market-Linked Step Up Notes Linked to an Asian Equity Index and ETF Basket, due October , 2019
Where You Can Find More Information
We have filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates.  Before you invest, you should read the Note Prospectus, including this term sheet, and the other documents that we have filed with the SEC, for more complete information about us and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling MLPF&S toll-free at 1-800-294-1322.
Market-Linked Investments Classification
MLPF&S classifies certain market-linked investments (the “Market-Linked Investments”) into categories, each with different investment characteristics. The following description is meant solely for informational purposes and is not intended to represent any particular Enhanced Return Market-Linked Investment or guarantee any performance.
Enhanced Return Market-Linked Investments are short- to medium-term investments that offer you a way to enhance exposure to a particular market view without taking on a similarly enhanced level of market downside risk. They can be especially effective in a flat to moderately positive market (or, in the case of bearish investments, a flat to moderately negative market). In exchange for the potential to receive better-than market returns on the linked asset, you must generally accept market downside risk and capped upside potential.  As these investments are not market downside protected, and do not assure full repayment of principal at maturity, you need to be prepared for the possibility that you may lose all or part of your investment.

Market-Linked Step Up Notes	TS-31